Exhibit 23.4

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement, as amended, of Pareteum Corporation of our report dated March 15, 2019, relating to the consolidated financial statements of iPass Inc. as of December 31, 2018 and for the year then ended appearing in Pareteum Corporation’s Form 8-K/A filed on June 13, 2019. Our report contains explanatory paragraphs regarding iPass Inc.’s ability to continue as a going concern and change in accounting principle related to revenue recognition.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Jose, California

August 16, 2019